UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 333-91178

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park National Corporation
Employees Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm - Crowe LLP

Statements of Net Assets Available for Benefits at December 31, 2023 and 2022

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2023 and 2022

Notes to Financial Statements - December 31, 2023 and 2022

Supplemental Schedules:

Schedule of Assets (Held at End of Year), Schedule H, Line 4(i) - December 31, 2023

Schedule of Reportable Transactions, Schedule H, Line 4(j) - Year Ended December 31, 2023

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee

Date: June 17, 2024	By: /s/ Brady T. Burt

Printed Name: Brady T. Burt

Title: Chief Financial Officer

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2023

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe LLP

Financial Statements and Supplemental Schedules

Park National Corporation
Employees Stock Ownership Plan
Years Ended December 31, 2023 and 2022
With Report of Independent Registered Public Accounting Firm

Park National Corporation
Employees Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Executive Committee of the Board of Directors of Park National Corporation and Plan Administrator of the Park National Corporation Employees Stock Ownership Plan
Newark, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Park National Corporation Employees Stock Ownership Plan (the "Plan") as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions as of December 31, 2023 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Park National Corporation Employees Stock Ownership Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe LLP
                    Crowe LLP

We have served as the Plan's auditor since 2006.

Oak Brook, Illinois
June 17, 2024

Park National Corporation
Employees Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
ASSETS

Investments, at fair value:
Park National Corporation Common Stock	$139,557,074	$139,394,578
Mutual Funds	87,769,005	74,014,391
Interest-bearing account, issued by
Vanguard	6,048,667	4,010,006
Northern Trust	454	949

Total Investments	233,375,200	217,419,924

Accrued interest and dividends	50,118	29,586

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$233,425,318	$217,449,510

See accompanying notes to financial statements

Park National Corporation
Employees Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2023 and 2022

	2023	2022
Investment income (loss):
Net realized and unrealized appreciation (depreciation)
in fair value of investments	$8,031,576	$(16,527,016)
Interest and dividends	6,751,625	6,342,121
Total investment income (loss)	14,783,201	(10,184,895)

Contributions:
Employer	4,976,688	4,630,017
Employee	10,325,998	9,603,222
Rollover	736,301	403,748
Total contributions	16,038,987	14,636,987

Benefit payments to participants	(14,846,380)	(15,273,939)

Net increase (decrease) in net assets available for benefits	15,975,808	(10,821,847)

Net assets available for benefits at beginning of year	217,449,510	228,271,357

Net assets available for benefits at end of year	$233,425,318	$217,449,510

See accompanying notes to financial statements

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
_____________________________________________________________________________________

1. Description of the Plan

The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (“Park”) who have completed 30 days of service, and are age eighteen or older. In the event that a Participant fails to make a new affirmative deferral election, such Participant shall be deemed to have made a pre-tax deferral election equal to 3% of compensation per pay period. Auto enrollment is only applicable for employees who became participants on or after January 1, 2014. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute an amount so not to exceed the maximum annual additions as defined by the Income Tax Regulations under Code Section 415(c) and 415(d). Beginning January 1, 2014 the Plan introduced a Roth investment option which allows for after tax contributions. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (“Code”) was $22,500 for 2023 and $20,500 for 2022. The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).

Park provides a matching contribution at a level established annually by Park. Park’s employer matching contribution for 2023 and 2022 was 50% of all Employee Stock Ownership Plan ("ESOP") contributions, excluding any catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, an allocation of Park’s contribution and Plan earnings, and charged with participant withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants’ accounts are 100% vested at all times.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
_____________________________________________________________________________________

Payments of Benefits

Upon termination or after age 59½, a participant may elect lump sum or rollover in an amount equal to the value of his or her account. A participant can elect to take a distribution of their account balance in cash or shares of Park National Corporation Common Stock. Participants can also take distributions for hardship purposes.

Employees Stock Ownership Plans (“ESOP”)

Effective January 1, 2002, the Plan was amended and restated to become an ESOP that invests in shares of Park National Corporation Common Stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation Common Stock. Participants are permitted to diversify their investments on a quarterly basis. The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Investments

The Plan’s investments are reported at fair value. Refer to Note 9 - Fair Values. Purchases and sales of securities are recorded on a trade-date basis.

Investment Income (Loss)

Dividends are recorded as of their ex-dividend date. Interest income is recorded on an accrual basis when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
_____________________________________________________________________________________

Administrative Expenses

All administrative expenses charged to the Plan are borne by Park. Park also provides other accounting and administrative services to the Plan. Investment management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 2023 and 2022, approximately 60% and 64%, respectively, of the Plan’s assets were invested in Park National Corporation Common Stock.

3. Plan Termination

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
_____________________________________________________________________________________

4. Nonparticipant-Directed Investments

The following information represents the assets and the significant components of changes in assets related to the Plan’s investment in Park National Corporation Common Stock, an undetermined portion of which is nonparticipant directed based upon Plan provisions. Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2023	2022
Investment, at fair value:
Park National Corporation Common Stock	$139,557,074	$139,394,578
Northern Trust Money Market Account	454	949
	$139,557,528	$139,395,527

Changes in assets:
Employer and employee contributions	$15,302,686	$14,233,239
Rollover contributions	311,765	71,468
Interest and dividend income	4,314,776	4,540,685
Distributions to participants	(7,864,649)	(7,645,472)
Net transfers to participant directed investments	(5,088,682)	(7,272,214)
Net (depreciation) appreciation in fair value of investments	(6,813,895)	3,720,083
Increase in assets	$162,001	$7,647,789

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
_____________________________________________________________________________________

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 30, 2022, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.

6. Party-in-Interest

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2023	2022

Park National Corporation Common Stock	$139,557,074	$139,394,578
Northern Trust Interest Bearing Account	454	949
	$139,557,528	$139,395,527

At December 31, 2023, the Plan held 1,050,407 shares of Park National Corporation Common Stock, with a fair value of $139,557,074. At December 31, 2022, the Plan held 990,370 shares of Park National Corporation Common Stock, with a fair value of $139,394,578.

During 2023 and 2022, cash dividends of $4,286,411 and $4,535,900, respectively, were paid to the Plan by Park National Corporation.

At December 31, 2023, the Plan held non-participant directed, interest bearing accounts issued by Northern Trust of $454 and no participant directed investments in interest bearing accounts issued by Northern Trust. At December 31, 2022, the Plan held non-participant directed, interest bearing accounts issued by Northern Trust of $949 and no participant directed investments in interest bearing accounts issued by Northern Trust. During 2023, interest of $28,366 was paid to the Plan by Northern Trust. During 2022, interest of $4,786 was paid to the Plan by Northern Trust.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
_____________________________________________________________________________________

At December 31, 2023 and 2022, the Plan held no non-participant directed and no participant directed investments in interest bearing accounts issued by The Park National Bank. During 2023 and 2022, no interest was paid to the plan by The Park National Bank.

During 2023 and 2022, the Plan purchased 104,196 shares and 77,038 shares, respectively, of Park National Corporation Common Stock. During 2023 and 2022, the Plan sold 7,023 shares and 27,234 shares, respectively, of Park National Corporation Common Stock.

7. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2023	2022

Net assets available for benefits per the financial statements	$233,425,318	$217,449,510
Less: Accrued interest and dividends	(50,118)	(29,586)
Net assets per the Form 5500	$233,375,200	$217,419,924

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

	2023	2022

Net increase (decrease) in net assets available for benefits
per the financial statements	$15,975,808	$(10,821,847)
Less: Accrued interest and dividends	(50,118)	(29,586)
Plus: Prior year accrued interest and dividends	29,586	11,021
Net income (loss) per the Form 5500	$15,955,276	$(10,840,412)

8. Risks and Uncertainties

The Plan invests in various investment securities including Park National Corporation Common Stock, mutual funds, and interest bearing accounts. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2023 and 2022
_____________________________________________________________________________________

9. Fair Values

GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). Additionally, due to their short-term nature, the fair value of interest-bearing cash balances are determined by reference to their face value (level 1 input). The fair value of all of the investments held by the Plan have been determined using Level 1 inputs (refer to the Statement of Net Assets Available for Benefits).

There were no transfers between level 1, level 2 or level 3 during 2023 or 2022. Management’s policy is to transfer assets from one level to another when the methodology to obtain the fair value changes such that there are more or fewer unobservable inputs as of the end of the reporting period.

10. Subsequent Events

In June 2024, the Plan trustee and administrative service provider transferred from Park National Bank Retirement Plan Services to Fidelity Investments.

SUPPLEMENTAL SCHEDULES

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2023

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Interest-bearing account:
Vanguard Treasury Money Market Fund Inv Class	Interest rate of 5.32%	**	$6,048,667
* Northern Trust Institutional Govt Select Port Svc Cl-Reinv Money Market	Interest rate of 5.22%	454	454

Common Stock:
* Park National Corporation
Common Stock	1,050,407 shares	$65,701,650	$139,557,074

Mutual Funds:
Vanguard Institutional Index Fund	62,558 shares	**	$24,615,477
Vanguard Developed Markets Index
Fund Admiral Shares	266,614 shares	**	4,105,859
Vanguard Intermediate-Term Bond
Index Admiral Shares	366,334 shares	**	3,795,216
Vanguard Small-Cap Index Fund
Admiral Shares	43,555 shares	**	4,450,856
Vanguard Growth Index Fund Institutional	90,649 shares	**	14,503,900
Vanguard Institutional Extended Market
Index Fund	49,906 shares	**	6,222,317
Vanguard Short-Term Investment Grade
Fund Admiral Shares	266,499 shares	**	2,726,281
Vanguard Balanced Index Fund Institutional	190,008 shares	**	8,472,459
Vanguard Target Retirement Income Fund	61,314 shares	**	797,691
Vanguard Target Retirement 2025 Fund	197,363 shares	**	3,627,523
Vanguard Target Retirement 2035 Fund	264,792 shares	**	5,857,204
Vanguard Target Retirement 2045 Fund	210,650 shares	**	5,615,940
Vanguard Target Retirement 2055 Fund	40,904 shares	**	2,028,413
Vanguard Target Retirement 2065 Fund	31,715 shares	**	949,869
Total Mutual Funds		**	$87,769,005

Total Investments Held at End of Year			$233,375,200
*    Indicates party-in-interest to the Plan.
**    Disclosure of historical cost is not required for participant-directed investments.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4j
Schedule of Reportable Transactions
For the year ended December 31, 2023

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity or Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) – A series of transactions in excess of 5% of plan assets
Northern Trust Institutional Govt Select Port Svc Cl-Reinv Money Market	Money Market Account, 50 purchases	$18,897,113	$—	$18,897,113	$18,897,113	$—
Northern Trust Institutional Govt Select Port Svc Cl-Reinv Money Market	Money Market Account, 88 sales	—	18,897,608	18,897,608	18,897,608	—

Vanguard Treasury Money Market Fund Inv Class	Money Market Account, 97 purchases	$8,783,959	$—	$8,783,959	$8,783,959	$—
Vanguard Treasury Money Market Fund Inv Class	Money Market Account, 63 sales	—	6,745,298	6,745,298	6,745,298	—

Park National Corporation	PRK, 41 purchases	$11,603,657	$—	$11,603,657	$11,603,657	$—
Park National Corporation	PRK, 3 sales	—	798,783	934,754	798,783	(135,971)